[Letterhead of Progress Software Corporation]
March 30, 2009
Via EDGAR
Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Progress Software Corporation
Form 10-K for the fiscal year ended November 30, 2008
Filed January 29, 2009
File No. 033-41752
Dear Mr. Shuman:
     On behalf of Progress Software Corporation, a Massachusetts corporation (the “Company”), I am writing to respond to the comment letter of the Securities and Exchange Commission (“SEC”) dated February 25, 2009, relating to the above-referenced filing (the “10-K”). For the SEC’s convenience, I have restated the SEC’s comments in italics below. On March 27, 2009, the Company filed an amendment to the 10-K for the purpose of incorporating the information required to be included under Items 10, 11, 12, 13 and 14 and responding to the third comment contained in the SEC’s comment letter, as described below (the “10K/A”). Capitalized terms that are not defined in this letter have the meanings given to them in the 10-K/A.
SEC Comment:
1. We note that you state in your risk factors section that you are currently developing and enhancing your Integration Infrastructure and Apama products sets. In preparing future filings, please give appropriate consideration as to whether more detailed disclosure concerning the status of these product development activities should be provided in your business section. See Item 101(c)(1)(ii) of Regulation S-K.

Mr. Mark P. Shuman
March 30, 2009

The Company’s Response:
     The Company confirms that in preparing future filings with the SEC, it will give appropriate consideration as to whether more detailed disclosure concerning the status of its product development activities should be provided in the business section. The Company notes that as the business section of the 10-K was not amended in connection with the filing of the 10-K/A. no additional disclosure in response to the SEC’s comment was included in the 10-K/A.
SEC Comment:
2. On page 11 of your risk factors section you disclose that some of your newer products require a higher level of development, distribution and support expenditures, on a percentage of revenue basis, than the OpenEdge or DataDirect product lines. In preparing future filings, please give appropriate consideration to whether those changes in cost structure or other conditions warrant more specific qualitative or quantitative disclosure of how any actual or planned increased costs have or will affect your results from one period to the next.
The Company’s Response
     The Company confirms that in preparing future filings with the SEC, it will give appropriate consideration as to whether the Company’s anticipated higher level of development, distribution and support expenditures relating to some of its newer products warrant more specific qualitative or quantitative disclosure of how any actual or planned increased costs have or will affect the Company’s results from one period to the next. The Company notes that as the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 10-K was not amended in connection with the filing of the 10-K/A. no additional disclosure in response to the SEC’s comment was included in the 10-K/A.
SEC Comment:
3. The initial text of paragraph number 4 of the certifications omits the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” that is specified in Item 601(b)(31)(i) of Regulation S-K. Please supply revised certifications that conform exactly to the language specified in the cited paragraph of Regulation S-K. You may submit the revised certifications in an abbreviated amendment that consists of cover page, explanatory note, signature page, revised Item 15 and the revised certifications.

Mr. Mark P. Shuman
March 30, 2009

The Company’s Response
     In response to the SEC’s comment, the 10-K/A reflects revised Item 15 and includes as Exhibits 31.1 and 31.2 revised certifications meeting the requirements of Item 601(b)(31)(i) of Regulation S-K.
*  *  *
     As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions regarding the Company’s response, please feel free to call me directly at (781) 280-4524.
Very truly yours,
/s/ David H. Benton Jr.
David H. Benton Jr.
Vice President and Corporate Controller
Progress Software Corporation

cc:	Mr. Norman R. Robertson James D. Freedman, Esq. Stephen H. Faberman, Esq.